UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

HearUSA, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

422360 30 5

(CUSIP Number)

Stephen J. Hansbrough
Chief Executive Officer
HearUSA, Inc.
1250 Northpoint Parkway
West Palm Beach, Florida 33407
(561) 478-8770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No. 422360 30 5	Schedule 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stephen J. Hansbrough

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]

(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER
		2,576,773

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER

EACH REPORTING	9	SOLE DISPOSITIVE POWER
		746,377

PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,576,773

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS BEFORE FILLING OUT)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.16%

14	TYPE OF REPORTING PERSON

IN

* SEE INSTRUCTIONS.

CUSIP No. 422360 30 5	Schedule 13D	Page 3 of 6 Pages

Item 1      Security and Issuer.

     This Statement on Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of HearUSA, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1250 Northpoint Parkway, West Palm Beach, Florida 33407.

Item 2      Identity and Background.

     Stephen J. Hansbrough is the Chief Executive Officer of the Issuer, a hearing care provider. The address of the Issuer and the business address of Mr. Hansbrough is 1250 Northpoint Parkway, West Palm Beach, Florida 33407. During the past five years, Mr. Hansbrough has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Hansbrough being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Mr. Hansbrough is a citizen of the United State of America.

Item 3      Source and Amount of Funds or Other Consideration.

     On July 11, 2002, the Issuer and Helix Hearing Care of America Corp., a Canadian corporation (“Helix”) combined operations pursuant to a plan of arrangement under Canadian law and in accordance with the terms of the Amended and Restated Merger Agreement dated as of November 6, 2001 (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, each share of Helix common stock was exchanged for 0.3537 shares of Issuer Common Stock or 0.3537 exchangeable shares of HEARx Canada, Inc. (the “Exchangeable Shares”), a subsidiary of the Issuer. Each Exchangeable Share is exchangeable for one share of Common Stock of the Issuer at any time at the option of the shareholders, and is entitled to the same voting, dividend and other rights as one share of Common Stock of the Issuer. The Issuer considers each Exchangeable Share economically equivalent to a share of its Common Stock.

     On June 13, 2002, Mr. Hansbrough entered into a Voting Trust Agreement with Martin Cousineau and Richard Doucet through their individual holding companies, 3242706 Canada Inc. and 3242692 Canada Inc., respectively (collectively, the “Shareholders”). Pursuant to the terms of the Voting Trust Agreement, the Shareholders transferred voting control of 5,175,000 shares of the common stock of Helix to Mr. Hansbrough for a period of two years commencing on the date that the Superior Court of Quebec, District of Montreal rendered its final order approving the Issuer’s combination with Helix (June 27, 2002).

     As a result of the combination, on July 11, 2002, the Shareholders received (or acquired the right to receive) 1,830,396 Exchangeable Shares of HEARx Canada, Inc. that are subject to the voting control of Mr. Hansbrough under the Voting Trust Agreement. In addition to the above transaction, Mr. Hansbrough is the beneficial owner of 746,377 shares of Common Stock, of which 543,377 shares are underlying employee stock options which are currently exercisable (or exercisable within 60 days) and 100,000 shares are subject to currently exercisable warrants. Mr. Hansbrough obtained his shares of Common Stock, employee stock options and warrants either through his employment with the Issuer or with personal funds.

CUSIP No. 422360 30 5	Schedule 13D	Page 4 of 6 Pages

Item 4      Purpose of Transaction.

     Mr. Hansbrough acquired voting power over the 1,830,396 Exchangeable Shares for the purpose of securing continuity in the management and policy of the Issuer after the combination with Helix. The Voting Trust Agreement will terminate on June 27, 2004. The Shareholders may dispose of Exchangeable Shares subject to the Voting Trust Agreement at any time.

     In addition, Mr. Hansbrough beneficially owns 746,377 shares of the Issuer’s Common Stock for investment purposes. Mr. Hansbrough, depending upon market conditions and other factors, in the future may acquire beneficial ownership of additional shares of Common Stock or dispose of all or a portion of the Common Stock that Mr. Hansbrough beneficially owns or hereafter may acquire.

     Mr. Hansbrough has no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person; (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Issuer’s present Board of Directors or management; (v) any material change in the Issuer’s present capitalization or dividend policy or any other material change in the Issuer’s business or corporate structure; (vi) any change in the Issuer’s charter or by-laws or other action that may impede the acquisition of control of the Issuer by any person; (vii) any change that would result in any class of the Issuer’s equity securities becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (viii) any similar action, although he may, depending upon business conditions and other considerations, determine to pursue one or more such transactions in the future.

Item 5      Interest in Securities of the Issuer.

     (a)  As a result of the transfer of voting power of the Exchangeable Shares pursuant to the Voting Trust Agreement and the shares of Common Stock beneficially owned by Mr. Hansbrough, Mr. Hansbrough currently beneficially owns 1,830,396 Exchangeable Shares and 746,377 shares of Common Stock, representing approximately 9.16% of the aggregate outstanding Common Stock and Exchangeable Shares taken together.

     (b)  Mr. Hansbrough currently has the sole power to vote 746,377 shares of Common Stock and 1,830,396 Exchangeable Shares. Mr. Hansbrough has the sole power to dispose of the 746,377 shares of Common Stock.

     (c)  Mr. Hansbrough has not engaged in any transaction during the past sixty (60) days in any shares of the Issuer’s Common Stock or Exchangeable Shares except as described herein.

     (d)  Not applicable.

     (e)  Not applicable.

4

CUSIP No. 422360 30 5	Schedule 13D	Page 5 of 6 Pages

Item 6      Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The Shareholders and Mr. Hansbrough, as voting trustee, entered into the Voting Trust Agreement for the purpose of securing continuity in the management and policy of the Issuer after the combination with Helix. The Voting Trust Agreement provides the voting trustee with the full authority to represent the Shareholders and the shares, and to vote the shares in his discretion at all meetings of shareholders of the Issuer. Notwithstanding the foregoing, the voting trustee’s power does not extend or apply to any vote of the shareholders of the Issuer which is solicited in respect of any merger, dissolution, reverse stock split or stock dilution of more than 20%.

     Mr. Hansbrough acknowledges that in his capacity as voting trustee he has no real or beneficial ownership in any of the shares subject to the Voting Trust Agreement. Further, the Shareholders are entitled, at all times, to sell or otherwise dispose of the shares without any limitation.

     Except as described herein, there are at present no contracts, arrangements, undertakings or relationships among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

     The description contained herein of the Voting Trust Agreement is only a summary of the Voting Trust Agreement and is qualified in its entirety by reference to the document itself, which is filed as an exhibit to this Schedule and incorporated herein by this reference.

Item 7      Material to be Filed as Exhibits.

     Attached hereto or incorporated herein as exhibits are the following documents:

1.	Voting Trust Agreement dated June 13, 2002, by and among 3242706 Canada, Inc., 3242692 Canada Inc. and Stephen J. Hansbrough.

5

CUSIP No. 422360 30 5	Schedule 13D	Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2002

	By: Name:	/s/ Stephen J. Hansbrough Stephen J. Hansbrough